A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

TERRY M. SCHPOK, P.C.
(214) 969-2870 / Fax: (214) 969-4343
tschpok@akingump.com
March 16, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Attn:	Mr. Max A. Webb

Re:	Cinemark Holdings, Inc.
Registration Statement on Form S-1
Filed February 1, 2007
File No. 333-140390
Dear Mr. Webb:
On behalf of Cinemark Holdings, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140390, filed on February 1, 2007 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated March 1, 2007 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
Prospectus
General
1.	Comment. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response. The Company will provide the Staff with a copy of the artwork proposed to be included on the inside front cover and the inside back cover of the prospectus once the artwork has been completed.
1700 Pacific Avenue / Suite 4100 / Dallas, TX 75201-4675 / 214.969.2800 / fax: 214.969.4343 / www.akingump.com

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
2.	Comment. In numerous places in the prospectus, you compare yourself to others in your industry. Please provide us with the basis for such comparisons, including:
•	On page 1: “Our circuit is the third largest in the U.S.”

•	On pages 1 and 3: “the most geographically diverse circuit in Latin America.”

•	On page 1: “We grew our total revenue per patron at the highest compound annual growth rate, or CAGR, during the last two fiscal years among the three largest motion picture exhibitors in the U.S.”

•	On pages 1 and 3: “Century’s theatre circuit is among the most modern in the U.S.” and “We have one of the most modern theatre circuits in the industry,” respectively.

•	On page 2: “[W]e ranked either first or second by box office revenues in 27 out of our top 30 U.S. markets.”

•	On page 3: “We feature stadium seating in 78% of our first-run auditoriums, the highest percentage among the three largest U.S. exhibitors.”

•	On page 3: “[W]e grew our admissions and concessions revenues per patron at the highest CAGR during the last two fiscal years among the three largest motion picture exhibitors in the U.S.”
Response. Enclosed with this letter is an exhibit binder containing a copy of industry and market information (Exhibit A) used in support of the following statements set forth in the Amendment.

Statement	Support
On page 1: “Our circuit is the third largest in the U.S.”	See Exhibit Binder — Exhibit A — Tab 1: Top 10 U.S. and Canadian Circuits (source: National Association of Theatre Owners).

See Exhibit Binder — Exhibit A — Tab 2: “New Leadership Steers World’s Largest Association of Cinema Owners,” In Focus, Volume VI, No. 11 (source: National Association of Theatre Owners).

On pages 1 and 3: “the most geographically diverse circuit in Latin America.”	See Exhibit Binder — Exhibit A — Tab 3: Geographic Diversity table comparing Cinemark Holdings, Inc. to its competitors (Cinepolis, AMC Entertainment, Inc. and National Amusements Inc.).

On page 1: “We grew our total revenue per patron at the highest compound annual growth rate, or CAGR, during the last three fiscal years among the three largest motion picture exhibitors in the U.S.”	See Exhibit Binder — Exhibit A — Tab 4: Per Patron Revenue Growth Summary table and per Patron Revenue CAGR Benchmarking table comparing Cinemark Holdings, Inc. to Regal Entertainment Group and AMC Entertainment, Inc.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission

Statement	Support
On pages 1 and 3: “Century’s theatre circuit is among the most modern in the U.S.” and “We have one of the most modern theatre circuits in the industry,” respectively.	See Exhibit Binder — Exhibit A — Tab 5: Cinemark Holdings, Inc. Stadium Seating Comparison table. The Company believes that theatres constructed with stadium seating represent modern style theatre construction and, therefore, the number of theatres in a circuit featuring stadium seating is an indication of the extent to which a circuit operates modern theatres.

On page 2: “[W]e ranked either first or second by box office revenues in 28 out of our top 30 U.S. markets.”	See Exhibit Binder — Exhibit A — Tab 6: Cinemark Holdings, Inc. Market Rankings based on pro forma box office revenues (source: Rentrak).

On page 3: “We feature stadium seating in 79% of our first-run auditoriums, the highest percentage among the three largest U.S. exhibitors.”	See Exhibit Binder — Exhibit A — Tab 5: Cinemark Holdings, Inc. Stadium Seating Comparison table.

On page 3: “[W]e grew our admissions and concessions revenues per patron at the highest CAGR during the last three fiscal years among the three largest motion picture exhibitors in the U.S.”	See Exhibit Binder — Exhibit A — Tab 4: Per Patron Revenue Growth Summary table and per Patron Revenue CAGR Benchmarking table comparing Cinemark Holdings, Inc. to Regal Entertainment Group and AMC Entertainment, Inc.
3.	Comment. Please remove marketing language from the prospectus or provide independent verification that such claims are true. For example:
•	Page 1: “disciplined growth strategy.”

•	Page 1: “superior movie-going experience.”

•	Page 3: “rigorous site selection.”

•	Page 3: “superior execution.”

•	Page 3: “consistently delivering value to our shareholders.”
Response. The Company has removed or revised the above-referenced disclosures in response to the Staff’s comment.

4.	Comment. Your presentation of adjusted EBITDA, as a performance measure, does not comply with Item 10(e) of Regulation S-K, because it eliminates certain recurring charges (e.g. impairment of long lived assets, (gain)/loss on sale of assets and other, deferred lease expense). Therefore, your discussion of adjusted EBITDA and adjusted EBITDA margin should be eliminated. However, if management believes that adjusted EBITDA is a material covenant of

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
your credit agreements and is important to an investor’s understanding of your company’s capital structure and liquidity conditions, you may include a discussion of adjusted EBITDA within the liquidity and capital resources section of MD&A along with a reconciliation to operating cash flows, the most directly comparable GAAP liquidity measure. For guidance refer to Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response. Revisions have been made to the “Prospectus Summary — Non-GAAP Financial Measures and Reconciliations” on page 10 and “Selected Historical Consolidated Financial and Operating Information — Non-GAAP Financial Measures and Reconciliation” on page 26 to reflect that the Company has presented non-GAAP measures because it uses the financial measure to monitor compliance with material financial covenants in the indenture governing its 9 3/4% senior discount notes. In addition, the Company has added disclosure regarding covenant compliance in “Management’s Discussion and Analysis — Liquidity and Capital Resources” on page 53 under the heading “Covenant Compliance.” The Company reconciles Adjusted EBITDA to net income based on definitions in the indenture governing the Company’s 9 3/4% senior discount notes due 2014.
Market Information, page i
5.	Comment. For each source of information you cite here, please either file a consent for the use of such information or confirm that the cited information is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references to the third parties and attribute the information to the company, based on its own research.

Response. None of the industry reports cited were prepared specifically for the Company or for use in the Registration Statement. While the Company paid customary subscription fees for access to the reports prepared by BIA Financial Network, Inc., Veronis Suhler Stevenson and PricewaterhouseCoopers LLP, the Company did not pay for the compilation of the data in the cited reports or otherwise participate in the preparation of such reports. Other data cited in the Registration Statement are publicly available at no cost. The Company has obtained the consents of BIA Financial Network, Inc., Veronis Suhler Stevenson and PricewaterhouseCoopers LLP. Please see Exhibit Binder — Exhibit B enclosed herewith for copies of consents received. The Company respectfully submits, however, that no consents are required to be filed with the Registration Statement pursuant to Rule 436 of Regulation C.

6.	Comment. We note your statement in the second paragraph indicating that, other than “compiling and extracting,” you “take no further responsibility” for market and industry data provided by third parties. Furthermore, you indicate that you cannot provide assurance of the accuracy of such data. Disclaimer of liability for material information provided by the issuer are not appropriate. Please revise to remove the language noted above.

Response. As requested by the Staff’s comment, the Company has removed the disclaimer language on page i under “Market Information.”

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Prospectus Summary, page 1
General
7.	Comment. In an appropriate place in the summary, please disclose how much MDP invested in Cinemark, Inc. as part of the MDP Merger, how much MDP will receive as selling shareholders in this transaction, and the percentage of ownership MDP will retain after this transaction is complete.

Response. The disclosure in the “Prospectus Summary — Madison Dearborn Partners” on page 6 has been revised to disclose how much MDP invested in Cinemark, Inc. as part of the MDP Merger, how much MDP will receive as a selling stockholder in this transaction, and the percentage of ownership MDP will retain after this transaction is complete. In addition, the amount invested by MDP in the Company is referenced in the fourth paragraph on page 57 and the post-offering beneficial ownership of MDP is referenced on page 17 under the risk factor “The interests of MDP may not be aligned with yours” and on page 87 in the table of principal stockholders.
Our Company, page 1
8.	Comment. Please tell us what line items on page F-4 you refer to when you reference your “operating margins” in the second paragraph and why these items are properly described as “high.”

Response. The Company has revised the second paragraph under “Prospectus Summary — Cinemark Holdings, Inc.” on page 1 to delete the reference to “high operating margins.”

9.	Comment. In addition, please disclose your revenues and net income for the most recent audited period and interim stub to provide a financial snapshot of your company.

Response. To address the Staff’s comment, revisions have been made in the third paragraph under “Prospectus Summary — Cinemark Holdings, Inc. — Our Company” on page 1, the third paragraph under “Business — Our Company” on page 57 and elsewhere in the Registration Statement to include the Company’s revenues and net income for the year ended December 31, 2006, the most recent audited period. In compliance with Regulation S-X, interim financial information has been replaced with year-end December 31, 2006 financial information.

10.	Comment. Please indicate the dollar amount of your debt, including the dollar amount and percentage of your debt which is at floating rates.

Response. As requested by the Staff’s comment, a sentence has been added to the third paragraph of “Prospectus Summary — Cinemark Holdings, Inc. — Our Company” on page 1 and “Business — Our Company” on page 57 showing the dollar amount of the Company’s long-term

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
debt at December 31, 2006, including the dollar amount and the percentage of the Company’s debt which accrues interest at variable rates.

11.	Comment. Either delete the phrase “track record of strong financial performance” in the second paragraph or revise to clarify that you regard losses in three of the last five years as indicating such a track record. Similarly, either delete the phrase “consistent cash flows” or balance it with disclosure about inconsistent net income.

Response. Revisions have been made to the second paragraph of “Prospectus Summary — Cinemark Holdings, Inc. — Our Company” on page 1 and to the first and fifth paragraphs of “Prospectus Summary — Competitive Strengths” on pages 2 and 3 to address this comment.

12.	Comment. For each place where you mention revenues in the text please also include net income/loss for the same period. Including both numbers will better help investors in evaluating your company.

Response. Revisions have been made in the third paragraph under “Prospectus Summary — Cinemark Holdings, Inc. — Our Company” on page 1, the third paragraph under “Business — Our Company” on page 57 and elsewhere in the Registration Statement to address this comment as well as comments 9 and 13.
High Quality Theaters with Strong Operating Performance, page 1
13.	Comment. We note that you provide revenue information for Century Theaters, Inc. for fiscal year 2006. Please also provide net income information.

Response. As requested by the Staff’s comment, revisions have been made in the second paragraph under “Prospectus Summary — Cinemark Holdings, Inc. — Acquisition of Century Theatres, Inc.” on page 1 and in the second paragraph under “Business — Acquisition of Century Theatres, Inc.” on page 58 to provide net income information for Century Theaters, Inc. for fiscal year 2006.
Participation in National CineMedia, page 2
14.	Comment. You indicate that you joined National CineMedia (“NCM”) as a founding member with others. If you mean that you founded National CineMedia with others, please revise to so state, or advise.

Response. The first paragraph under the heading “Prospectus Summary — Participation in National CineMedia” on page 2 and the first paragraph under the heading “Business — Participation in National CineMedia” on page 58 have been revised to clarify that in March 2005, Regal Entertainment, Inc. and AMC Entertainment, Inc. formed National CineMedia, LLC (“NCM”), and on July 15, 2005, the Company joined NCM, as one of the founding members.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
15.	Comment. In addition, you indicate that NCM “operates the largest digital in-theatre network in the U.S.” Please expand on and clarify the meaning of this statement. For example, if you mean that it operates the largest digital in-theater network in the U.S. for providing cinema advertising and non-film events, then please so state. In addition, please reconcile this statement with the first risk factor on page 15, which implies that you do not have digital equipment in your theaters. Finally, provide us with the basis for your statement that NCM has the largest such network.

Response. The first paragraph under the heading “Prospectus Summary — Participation in National CineMedia” on page 2 and the first paragraph under the heading “Business — Participation in National CineMedia” on page 58 have been revised to clarify that the digital projectors currently used to display advertising will not be used to deliver digital film content or digital cinema. The first risk factor on page 15 relates to digital projectors to show digital movies and not the delivery by NCM of digital advertising content and non-film event content. The reference that NCM operates the largest in-theatre network in the U.S. which delivers digital advertising content and non-film event content to the screen and lobbies of the three largest motion picture companies in the country is based on NCM’s statement to that effect in its registration statement on Form S-1. Please see Exhibit Binder — Exhibit A — Tab 7, page 1 of NCM’s Final Prospectus, as filed with the Securities and Exchange Commission on February 9, 2007.

16.	Comment. Please describe the status of your efforts to enter into a new agreement with NCM, as referenced at the bottom of page 14, and describe how the new agreement differs from your old agreement with NCM, if known.

Response. Revisions have been made throughout the Registration Statement, including to “Prospectus Summary — Cinemark Holdings, Inc. — Participation in National CineMedia” on page 2, “Business — Participation in National CineMedia” on page 58 and the risk factor titled “We may not be able to generate additional revenues or realize expected value from our investment in NCM” on page 14, to reflect that on February 13, 2007, NCM, Inc. consummated its initial public offering and that the Company has amended various agreements, including the Exhibitor Services Agreement, with NCM and to describe how the new Exhibitor Services Agreement differs from the Company’s old agreement with NCM. Revisions have also been made to describe the material terms of such amendments at “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — National CineMedia” on pages 35 and 36 and “Business — Recent Developments — National CineMedia” on pages 61 and 62.

17.	Comment. Please file with your next amendment all material contracts related to your participation in National CineMedia, including the Exhibitor Services Agreement you reference in the first paragraph. Refer to Item 601(b)(10) of Regulation S-K.

Response. The Company has filed all material contracts related to its participation in NCM, including the new Exhibitor Services Agreement. Consistent with the position taken by NCM, Inc. in connection with its registration statement, the Company is requesting confidential treatment of

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
certain information in the Exhibitor Services Agreement to protect certain proprietary information as further discussed in the Company’s Confidential Treatment Request filed March 16, 2007.

18.	Comment. Define DMA here.

Response. The references to DMA have been deleted.
Our Industry, page 4
19.	Comment. You indicate that box office revenues grew at a CAGR of 5.4% over the last 35 years. Please also mention that such revenues in 2005 were lower than they have been since 2001, as referenced in the chart at the top of page 56.

Response. The Registration Statement has been revised to include revenues for 2006 which have increased from 2005. Revisions have been made to “Prospectus Summary — Our Industry” on pages 3 and 4 and “Business — Motion Picture Industry Overview — Domestic Markets” on page 59 to clarify that industry growth has been subject to short-term decreases and increases and that revenues were lower in 2005.

20.	Comment. Please revise to include the CAGR for revenues adjusted for inflation, if possible.

Response. The information disclosed regarding the industry CAGR for revenues is not adjusted for inflation because the source of such information (Motion Picture Association of America) does not provide such information on an inflation-adjusted basis.
Increased Investment in Production, page 4
21.	Comment. You reference here downstream markets. Please define the term, summarize the recent growth of such markets, and describe the challenges they pose to your industry, if any.

Response. The paragraph on page 4 entitled “Importance of Theatrical Success in Establishing Movie Brands and Subsequent Markets” in “Prospectus Summary — Our Industry” defines “downstream” markets as home video, DVD and network, syndicated and pay-per-view television. The risk factor entitled “An increase in the use of alternative or “downstream” film distribution channels and other competing forms of entertainment may drive down movie theatre attendance and limit ticket price growth” on page 13 has been revised to include information regarding recent growth of such markets in addition to describing the challenges posed to the Company’s industry. In addition, a bullet describing this risk has been added to “Prospectus Summary — Risk Factors” on page 6 to highlight the risk for prospective investors.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Stable Long-term Attendance Trends, page 4
22.	Comment. Either here or somewhere else in the summary, please summarize your recent attendance history, including the fact that you experienced a 7.6% decline in attendance from fiscal year 2004 to 2005, as referenced in the chart on page 42.

Response. The summary of operating data on page 9 of the Prospectus Summary and the operating data table included in “Selected Historical Consolidated Financial and Operating Information” of page 25 sets forth the Company’s attendance history for 2004, 2005 and 2006. In addition, revisions were made to “Prospectus Summary — Our Industry” on pages 3 and 4 to clarify that industry growth has been subject to short-term decreases and that 2005 box office revenues decreased 5.7% over the prior year.
Madison Dearborn Partners, page 5
23.	Comment. Please either remove or reposition this section elsewhere in the prospectus.

Response. In response to the Staff’s comment 7 and this comment 23, the Company has removed much of the prior disclosure regarding MDP and added the requested disclosure under the heading “Prospectus Summary — Madison Dearborn Partners” on page 6 regarding MDP’s investment in the Company, MDP’s expected net proceeds from this offering and MDP’s post-offering beneficial ownership.
The Offering, page 6
24.	Comment. Please revise to disclose that Lehman Brothers and an affiliate of Lehman Brothers will receive proceeds of the offering, as described on page 98.

Response. Disclosure has been added in “Prospectus Summary — the Offering” on page 7 with respect to the role of Lehman Brothers, Inc. as an initial purchaser of the Company’s 9 3/4% senior discount notes due 2014 and of an affiliate of Lehman Brothers, Inc. as a lender under the Company’s new senior secured credit facility. However, the Company has not yet determined the extent to which its net proceeds from the offering will be used to repurchase the 9 3/4% senior discount notes due 2014 or to repay outstanding debt under the new senior secured credit facility, and therefore the amount of any proceeds that may be received by Lehman Brothers, Inc. or its affiliate is not currently known.
Risk Factors, Page 12
25.	Comment. Please remove the second sentence of the opening paragraph.

Response. As requested by the Staff’s comment, the second sentence of the opening paragraph in the “Risk Factors” section has been removed.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
26.	Comment. If your past history includes doing well during times of economic expansion (such as the current expansion) and poorly during times of recession, consider adding a risk factor about that trend.

Response. A reference to the risks to the Company’s business posed by economic recession is included in the risk factor “General political, social and economic conditions can adversely affect our attendance” on page 14. However, the Company’s history does not indicate that the Company’s performance necessarily declines during times of economic recession or increases during times of economic expansion.
If we do not comply with the Americans with Disabilities Act, page 15
27.	Comment. Please modify the heading to this risk factor to include reference to the consent order that was entered November 17, 2004.

Response. As requested by the Staff’s comment, revisions have been made to this risk factor heading on page 15.
We are subject to impairment losses, page 15
28.	Comment. Please describe why your asset impairment charges increased from $5 million in fiscal year 2003 to $51.7 million in fiscal year 2005.

Response. As requested by the Staff’s comment, revisions have been made to the risk factor entitled “We are subject to impairment losses due to potential declines in the fair value of our assets” on page 16.
Use of Proceeds, page 21
29.	Comment. Please provide the approximate amount of proceeds intended to be used for each purpose you state, if practicable. Refer to Item 514 of Regulation S-K.

Response. The Company intends to use the net proceeds that it will receive to repay debt outstanding under the Company’s new senior secured credit facility or to repurchase all or a part of the Company’s 9 3/4% senior discount notes due 2014, and for working capital and other general corporate purposes. At this time, the Company has not determined the amount of proceeds to be used for each purpose. The Company contemplates determining the approximate amount of proceeds to be used for each purpose when a determination is made regarding the number of shares to be sold by the Company and the selling stockholders. The use of proceeds will be subsequently revised to reflect the Company’s determination of the amount of net proceeds to be used for repayment of debt under the senior secured credit facility and to repurchase the 9 3/4% senior discount notes due 2014.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Liquidity and Capital Resources, page 46
30.	Comment. Due to the fact that you are significantly leveraged, you should revise the liquidity and capital resources section of your MD&A to include a discussion of your overall capital structure, including a discussion of debt covenants and a more detailed discussion of your total outstanding long-term debt, borrowing capacity and interest costs. In order to assist investors in understanding the potential effects of your financings on your operations, this discussion should be presented in plain English, summary form, and/or in a tabular format.

Response. Revisions have been made throughout the Registration Statement including to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” to address this comment. Specifically, in the third paragraph of “Prospectus Summary — Cinemark Holdings, Inc. — Our Company” on page 1 the Company has added a sentence to disclose the dollar amount of the Company’s long-term debt at December 31, 2006, including the dollar amount and the percentage of the Company’s debt which accrues at variable rates, and in “Prospectus Summary — Non-GAAP Financial Measures and Reconciliations” on page 10, the Company disclosed its use of Adjusted EBITDA to monitor compliance with financial covenants in the indenture governing its senior discount notes. In addition, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities” on page 47, the Company added a table summarizing the components of the Company’s long-term debt as well as a paragraph that discloses, among other things, the Company’s available borrowing capacity under its revolving credit facility and interest costs. The Company has also added disclosure regarding covenant compliance under the subheading “Covenant Compliance” on page 53 and regarding its debt ratings under the subheading “Ratings” on page 54.

31.	Comment. Please revise your disclosure of operating activities to discuss factors that significantly affected operating cash flows, including the underlying reasons that lead to the changes in these factors.

Response. As requested by the Staff’s comment, revisions have been made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Operating Activities” on pages 45 and 46 to discuss factors that significantly affected operating cash flows, including the underlying reasons that lead to the changes in these factors.

32.	Comment. Please revise to disclose that operating cash flows benefit in periods in which interest on your senior discount notes accretes and is unpaid and is reduced in periods in which accreted interest is subsequently paid.

Response. As requested by the Staff’s comment, revisions have been made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Operating Activities” on page 46 to disclose that operating cash

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
flows benefit in periods in which interest on the Company’s 9 3/4% senior discount notes due 2014 accretes and is unpaid and is reduced in periods in which accreted interest is subsequently paid.

33.	Comment. We note that you experienced a net loss for fiscal year 2005. Please clarify, here or in Business, what factors caused this loss and what you are doing or plan to do to reverse this trend.

Response. As requested by the Staff’s comment, revisions have been made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Operating Activities” on page 46 to address the factors that caused the Company to experience net losses for two of its last three fiscal years and the factors that will impact this trend.
Business, page 54
General
34.	Comment. In an appropriate place in this section, please provide a brief summary of the material terms of the MDA Merger, as discussed on page ii. Refer to Item 101(a) of Regulation S-K.

Response. As requested by the Staff’s comment, the fourth paragraph under “Business” on page 57 has been added to provide a brief summary of the material terms of the MDP Merger and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” on page 32 also refers to material terms of the MDP Merger.

35.	Comment. You state that you operate as a single business segment. However, in light of the fact that you have international operations as well as operate both discount and high end theaters in North America, it appears that you may have multiple operating segments, which would qualify for separate reporting. As such, if applicable, please tell us how you applied the aggregation criteria under paragraph 17 and 18 of SFAS #131 to these operating segments. If you believe that these operations are not separate operating segments, please provide us with a detailed analysis supporting your conclusion.

Response. The Company’s response with respect to its historical reporting and current views regarding segment reporting is set forth below.

Summary

The Company believes that its application of the aggregation criteria under paragraphs 17 and 18 of SFAS #131 to report as a single business segment was appropriate for the Company’s historical periods 2005 and prior. However, as a result of the Century acquisition in the fourth quarter of 2006, the Company reassessed its aggregation criteria. Due to the change in economic characteristics of the Company’s U.S. operating segment compared to the Company’s international

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
operating segment at December 31, 2006, the Company will have two reportable operating segments, U.S. and international. Accordingly, the Registration Statement has been updated with 2006 annual financial information which reflects two reportable segments. The segment disclosures have been recast for all periods presented. The Company does not believe that segment reporting is appropriate with respect to the operation of discount theatres. Please see the discussion below.

Analysis — International and U.S. Operations

The Company’s chief operating decision maker (“CODM”) is its chief executive officer (“CEO”) who oversees the Company’s worldwide operations. The CEO is responsible for allocating resources to and assessing the performance of the segments in the business. The CEO has four direct reports: the President of U.S. Operations, who is responsible for the operations and building of the Company’s theatres in the U.S.; the International President who is responsible for the Company’s Latin American theatres; the Chief Financial Officer (“CFO”) who is responsible for the finance, accounting and tax functions of both operating segments; and the General Counsel who is responsible for the legal affairs of both operating segments. The CEO and each of the presidents have significant history in the theatre business.

In accordance with paragraphs 10-14 of SFAS #131, the Company has determined it has two operating segments consisting of a United States operating segment and an international operating segment. The Company’s segment managers are its U.S. President and International President.

The CEO primarily manages the business through an informal process in which he is provided reports that summarize the Company’s financial results on a consolidated basis, on a United States comparative basis and an international comparative basis. The respective presidents periodically review the operations of the U.S. and international segments with the CEO on a formal and informal basis and the CFO provides updates on financial performance. Functions for both U.S. and international operations are located in the Company’s corporate office in Plano, Texas, where there is considerable overlap of functions within the U.S. and international operations, with department heads responsible for worldwide concessions, purchasing, accounting, finance, IT, tax and legal. Please see the enclosed Exhibit Binder — Exhibit C for a chart depicting the reporting structure under the Company’s CEO. Company management has focused on generating a return on investment and results of the investment and operations are primarily measured by Adjusted EBITDA margins. At the regional operating level, the Company generally divides operations geographically. The review of regional operating results are generally performed by the managers of operations, who are two levels below the CEO. The CEO has access to varying levels of analysis primarily utilized by these lower levels of management.

The Company has historically aggregated the financial results of its U.S. and international segments into one combined reporting segment (motion picture exhibitor segment) in accordance with the aggregation criteria of paragraph 17 of SFAS #131. Specifically, the Company’s U.S. and international operations have historically satisfied the following aggregation criteria of paragraph 17 of SFAS #131:

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
(1)	The nature of the products and services between all Company theatres are similar as the primary source of revenues is generated from box office admissions. The commercial viability of an individual film varies by theatre (depending on theatre location), demographics, type of film, number of available film prints and screens. A theatre may show a Hollywood blockbuster on 4 screens, while concurrently showing an art film, foreign film, R-rated film, G-rated film and PG or PG-13-rated films. The Company plays the same films throughout its entire circuit. The Vice Presidents of film booking for the U.S. and international operations are located at the corporate office.

Concession sales are the second largest source of revenues. There is one manager of concessions that oversees both U.S. and international sales and purchases. The Company utilizes common vendors and products throughout its entire circuit. The Company offers soft drinks, popcorn and candy. The same type of equipment, production process and products generate the Company’s concessions revenues worldwide.

(2)	The nature of the production process among all Company theatres is similar in that (a) all film is procured from the major movie studios; (b) they all play the films on screen; (c) they all procure concession products from large concession distributors; and (d) they all sell concession products from concession counters located in the theatre lobbies. The expertise of the U.S. operations team is utilized throughout the Company’s worldwide operations in negotiating for film licensing, construction purchasing for new and remodeled theatres and concessions purchasing. Movies are advertised by the film distributors both in the U.S. and internationally. The Company is not responsible for any significant advertising costs other than placing showtimes in local newspapers.

(3)	The type (or class) of customer for the Company’s products and services is similar. The customers represent individual patrons with an interest in viewing movies in large format viewing venues. The Company has multiple showtimes at all theatres and admissions prices vary depending on the time of day and day of the week to attract a diverse group of customers with varying income levels.

(4)	The methods used to distribute products and services at the Company’s theaters are similar across all theatres (films shown by projectors, concessions sold behind standard concession counters in the lobbies, screen advertising shown via digital projectors).

(5)	Although the regulatory environments may differ between U.S. and international operating segments, the regulatory environments have not had a significant impact on the Company’s management and operation of the business to date.
Additionally, capital decisions are approved by the CODM on a project by project basis whether it is a U.S. or international project in an effort to obtain the highest return available at a prospective real estate site. The projects are presented by the international president and international real estate director or the U.S. president and U.S. real estate director. Management utilizes the same return on investment (“ROI”) requirements for all projects before approving a new site regardless of location in the U.S. or foreign country. Only those sites that are expected to generate a targeted ROI are pursued.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Similarity of Economic Characteristics

The Company’s U.S. and international segments have similar economic characteristics as reflected by the similar financial performance of both operating segments. Presented in the table below for the last four audited fiscal years is a summary of the two operating segments’ Adjusted EBITDA margin, the primary measure used by the CODM and management to evaluate performance, return on investments and required return on future acquisitions. The Adjusted EBITDA margin reflects the level of leverage inherent in the operations and the potential exposure to variability of profitability in both strong and weak years.
Adjusted EBITDA Margins

	U.S.	International
2003	22.4%	21.1%
2004	22.6%	21.7%
2005	20.6%	20.5%
2006	23.3%	18.8%
Prior to the Company’s re-evaluation of these segments in 2006, these segments maintained similar economic characteristics. However, segment Adjusted EBITDA margin differences have started to widen in 2006. With the acquisition of Century theatres and the opportunity to improve operating efficiencies in the U.S., the Company believes this trend may continue. As a result, the Company believes it is appropriate to report two reportable segments, U.S. and international. The Company’s current year SEC filings will include a presentation of the two segments for the current year and prior years presented.

Analysis — Discount and First-Run Theatres

The Company operates some discount theatres in the United States. In the 1980’s, the Company originally built these theatres to offer a discounted price as an alternative to first-run theatres. The last discount theatre built and opened as a discount theatre was in 1995. The decision to discontinue this development was a result of market trends and the introduction of stadium-style theatres. Discount theatres are maintained today, primarily as a result of a strategic market evaluation (i.e., review of building new theatres and closing older theatres in an existing market). Rather than close an existing first-run theatre in a select market in which the Company maintains a number of first-run theatres, the Company evaluates the competitive risk to its existing and new theatres and determines whether the market and film product allocation can be optimized by continuing to operate the theatre in question at a discounted box office price. Because these theatres are strategic to the Company’s first run theatres performance, the CODM evaluates discount theatres with all other U.S. theatres. The discount theatres are managed by the U.S. President. Accordingly, the Company does not recognize discount theatres and first-run theatres as

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
separate segments of its business, but rather they are included within the U.S. operating segment. The relative contribution to Adjusted EBITDA of discount theatres is minimal. The Adjusted EBITDA of the Company’s discount theatres for each of the years 2004, 2005 and 2006 has continued to decline to less than 6% of the Company’s U.S. segment and is expected to be less than 4% in 2007 as a result of the Century acquisition.

36.	Comment. Please provide the financial information about geographic areas required by Item 101(d)(1) of Regulation S-K.

Response. The financial information required by Item 101(d)(1) of Regulation S-K promulgated under the Securities Act has been added to “Business — Financial Information About Geographic Areas” on pages 69 and 70 to address this comment.
Participation in National CineMedia, page 55
37.	Comment. Please revise your disclosures to address the restrictions on the use of cash received from the National CineMedia IPO.

Response. Previously, the only restriction on the use of cash proceeds received from the NCM, Inc. IPO was a covenant in the Company’s new senior secured credit facility that required that the Company prepay loans under the new senior secured credit facility in an amount equal to the amount of the net cash proceeds received from the NCM, Inc. IPO. The prepayment was to have been due not later than 360 days after the Company’s receipt of the proceeds. However, in March 2007, the Company amended the new senior secured credit facility to remove this covenant. Consequently, no restriction on the use of cash currently exists. The Company expects to use the net proceeds received by the Company from the NCM, Inc. IPO to fund the repurchase of the 9% senior subordinated notes of Cinemark USA, Inc. The Company has added disclosure regarding the amendment of the new senior secured credit facility to “Prospectus Summary — Recent Developments — Amendments to Credit Agreement” on page 5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Amendments to Credit Agreement” on page 37 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Senior Secured Credit Facility” on pages 51 and 52.
Film Licensing, page 60
38.	Comment. Please provide the range of admission prices for your first-run theatres, as you do for your discount theatres on page 61.

Response. The Company has deleted the reference to the range of admission prices for discount theatres and does not believe that the range of admission prices is material. Because the Company’s discount theatres account for approximately 5% of revenues and no major differences exist in connection with the operation of the discount theatres, the Company does not believe a

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
discussion of the discount theatres is material. Accordingly, the Company has removed the discussion regarding the discount theatres.

39.	Comment. You indicate on page 61 that your discount theatres “offer many of the same amenities as our first-run theatres.” Please describe any major differences, such as the lack of stadium seating, if applicable. In addition, in a suitable place in the business section, please discuss your preference for one method of distribution over the other both in general and within any particular market. In addition, if discount theatres account for 10% or more of consolidated revenue in any of the last three fiscal years, provide the amount or percentage of total revenue contributed by such theatres for that period. Refer to Item 101(c)(1)(i) of Regulation S-K.

Response. Because the Company’s discount theatres account for approximately 5% of revenues (which the Company expects to decline as a result of the Century acquisition) and no major differences exist in connection with the operation of the discount theatres, the Company does not believe a discussion of the discount theatres is material. Accordingly, the Company has removed the discussion regarding the discount theatres. Please also see the response to comment number 35 above with respect to additional information regarding the lack of material distinctions between the operations of the discount theatres and first-run theatres.
Marketing, page 62
40.	Comment. Please describe the status of your efforts to install digital equipment “in the majority of our theatres,” as you indicate at the bottom of page 62. In addition, on page 46 you indicate that your efforts in this regard are ongoing, while on page F-44 you indicate that you have fulfilled your obligations for instillation of digital equipment. Please revise your disclosure to reconcile or advise.

Response. Upon joining NCM, the Company installed digital equipment in its theatres for use in connection with digital advertising. The installation of digital equipment was completed in 2006. Subsequent to the acquisition of Century, the Company commenced installing digital equipment for use in connection with digital advertising in the acquired theatres. The Company removed the language regarding the installation of digital equipment from “Business — Marketing.” The status of the company’s efforts to install digital equipment is discussed in the third paragraph of Note 6 on page F-19 of the consolidated financial statements.
Management, page 67
41.	Comment. Please indicate any other directorships held by each director, including Messrs. Chereskin, Perry, Selati, Dombalagian, and Ezersky. Refer to Item 401(e)(2) of Regulation S-K.

Response. As required by Item 401(e)(2) of Regulation S-K, in the “Management” section on pages 72, 73 and 74, the Company has disclosed other directorships held by all of its directors in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Our Board of Directors and Committees, page 69
42.	Comment. You indicate that you expect one member of the audit committee to qualify as an audit committee financial expert. Please disclose the name of that expert, if known. Refer to Item 401(h)(1)(ii) of Regulation S-K.

Response. The identity of the director that will serve as the audit committee financial expert is not yet known. As requested by the Staff’s comment, once known, the identity of the director that will serve as the audit committee financial expert will be disclosed.
Compensation Committee Interlocks and Insider Participation, page 70
43.	Comment. Please identify each person who served as a member of the compensation committee during the last completed fiscal year. Refer to Item 407(e)(4) of Regulation S-K.

Response. As requested by the Staff’s comment, revisions have been made to “Management — Compensation Committee Interlocks and Insider Participation” on page 75 to disclose that Mr. Chereskin served as the only member of the Company’s compensation committee during 2006.
Director Compensation Table, page 79
44.	Comment. Please tell us why you made a cash payment of $219,746 to Mr. Senior on January 19, 2007.

Response. Mr. Senior was elected to the Board of Directors of Cinemark, Inc. in July 2004 as part of the MDP Merger. Mr. Senior is currently the only independent member of the Board of Directors who is not affiliated with a stockholder. In 2006, the Company reached a verbal agreement with Mr. Senior to pay him approximately $100,000 per year for past and current services. The entire payment amount for services to date of $219,746 was accrued at December 31, 2006. Mr. Senior will be compensated the same as other independent board members following the initial public offering pursuant to a formal compensation policy relating to the Company’s independent board members to be adopted by the Company.
Principal and Selling Shareholders, page 81
45.	Comment. Please disclose the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response. Once the selling stockholders have been identified, the Company will provide the disclosure required by Item 507 of Regulation S-K.

46.	Comment. Please revise your disclosure to provide beneficial ownership as required by Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1). In that regard, please disclose the

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
ownership of K&E Investment Partners, L.P. — 2004-B DIF referenced in footnote (1). It is not appropriate to indicate an entity as being the beneficial owner of interests in your company without disclosing the ownership of such entity.

Response. The Company respectfully acknowledges the Staff’s comment, but does not believe such additional disclosure is necessary in light of the facts. K&E Investment Partners, LP — 2004-B DIF (“KIP”) is being disclosed in a footnote to the “Principal and Selling Stockholders” table solely as a result of having granted Madison Dearborn Capital Partners IV, LP (“MDCP”) a perpetual and irrevocable proxy to vote KIP’s shares in the Company. MDCP currently owns approximately 66.3% of the total outstanding common stock of the Company; whereas KIP only owns approximately 0.1%. KIP is not owned or controlled by MDCP. In fact, KIP has approximately 147 limited partners and no single partner has control over KIP. The persons with voting and dispositive power over MDCP’s shares in the Company (and KIP’s proxy) are disclosed in footnote 9 to the “Principal and Selling Stockholders” table. The Company has added a “(9)” next to MDCP’s name in the table on page 87, but no other changes have been made to that table in response to the Staff’s comment.

47.	Comment. Please disclose the transactions pursuant to which the selling shareholders received their shares.

Response. At this time, the identity of all of the selling stockholders has not been determined. This information will be added with the identification of the selling stockholders.

48.	Comment. It does not appear that any of the selling stockholders are registered broker-dealers. Please confirm. In addition, please tell us whether any of the selling stockholders are affiliates of broker-dealers.

Response. Once all of the selling stockholders have been identified, the Company will confirm whether any of the selling stockholders are registered broker-dealers or are affiliates of broker-dealers.
Certain Agreements, page 83
49.	Comment. Please include the contracts referenced in this section as exhibits in your next amendment, or advise. Refer to Item 601(b)(10)(1)(ii)(A) of Regulation S-K.

Response. The Company has filed all of the referenced agreements as exhibits other than the leases for 25 theatres and two parking facilities with Syufy Enterprises, L.P. and one theatre lease with Plitt Plaza Joint Venture (collectively, the “Leases”). The Company has not filed the Leases as exhibits because (a) the Company has determined that none of such Leases are material agreements and (b) none of such Leases are contracts to which directors, officers, promoters, voting trustees, security holders named in the Registration Statement or underwriters are parties. The Company respectfully acknowledges the Staff’s comment, but does not believe that the Leases are required to be filed as exhibits in light of the foregoing.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Common Stock, page 87
50.	Comment. The second-to-last sentence, which says that all shares now outstanding are, and those to be issued in this offering will be, fully paid and non-assessable, is a legal conclusion which you are not qualified to make. Either delete the sentence or attribute it to a law firm and file a consent in the next amendment.

Response. As requested by the Staff’s comment, the second-to-last sentence of “Description of Capital Stock — Common Stock” on page 93 has been deleted.
Underwriting, page 94
51.	Comment. Please expand this section to disclose that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering for resale.

Response. As requested by the Staff’s comment, revisions have been made to “Underwriting — Commissions and Expenses” on page 100 to disclose that the selling stockholders may be deemed to be underwriters with respect to the shares they are offering for resale.
Relationships, page 98
52.	Comment. Please revise to disclose whether the arrangements you describe in this section may be considered a conflict of interest under the NASD’s rules or advise.

Response. The Company is not aware, after due inquiry, of any conflicts of interest in the offering under the NASD’s rules at this time. If the Company determines that such a conflict of interest exists, the Company will revise the Registration Statement accordingly.
Consolidated Financial Statements as December 31, 2005
General
53.	Comment. While we understand that Cinemark Holdings, Inc. is technically a new reporting company, its consolidated financial statements at December 31, 2005 are, in all material respects, those of Cinemark, Inc. and subsidiaries, a publicly registered company under Section 13 or 15(d) of the Securities Exchange Act of 1934. As such, in order to ensure that investors receive sufficient information regarding all of the facts and circumstances surrounding the IPO, please expand Note 3 to describe, in significant detail, the circumstances surrounding your decision to apply push down accounting instead of historical cost and the impact it had on previously filed financial statements (e.g. your equity has increased significantly and results of operations have significantly decreased due to the impairment of goodwill). In addition, please tell us whether you intend to apply push down accounting to the financial statements of your public subsidiaries.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Response. As requested by the Staff’s comment, revisions have been made to Note 3 to the Company’s consolidated financial statements on pages F-13 and F-14. As noted in the Staff’s comment, Cinemark, Inc., the Company’s wholly-owned subsidiary, is an SEC registrant due to its outstanding public debt. In accordance with push-down accounting rules, the Company’s adjusted accounting basis will be pushed down and prospectively reflected in Cinemark, Inc.’s consolidated financial statements as of the date of the Cinemark Share Exchange, October 5, 2006. These changes will be reflected in the Cinemark, Inc. 2006 Annual Report on Form 10-K. Additionally, the Company would like to refer the Staff to Cinemark, Inc.’s filing on Form 8-K/A, dated February 1, 2007, which included unaudited pro forma financial statements reflecting the impact of the accounting basis changes resulting from this push-down accounting.

As discussed in Note 26, “Subsequent Event — Long Term Debt” on page F-47, the Company’s subsidiary, Cinemark USA, Inc., commenced a tender offer for its 9% senior subordinated notes. The Company believes completion of the tender offer will eliminate the reporting requirement of Cinemark USA, Inc. as of December 31, 2006.

54.	Comment. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the Registration Statement. Due to the significant nature of this update, please be aware that we may require a significant amount of time to review your updated financial statements once we receive them.

Response. Audited financial statements of the Company for the year ended December 31, 2006 have been added to the Registration Statement and interim financial statements have been removed. The Company intends to update financial statements as necessary through the effective date of the Registration Statement.
Consolidated Statements of Operations, page F-4
55.	Comment. Please revise to remove the “total cost of operations” caption, and any discussion thereof, as this sub-total does not include all operating costs.

Response. The Company has deleted the previous subtotal “total cost of operations” and included all of its other operating costs such as general and administrative expenses, depreciation and amortization, impairment of long-lived assets, gain/loss on disposal of assets and other in a revised total called “total cost of operations” on page F-4 and other statements of operations set forth in the Registration Statement.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Note 1 — Summary of Significant Accounting Policies
Theater Properties and Equipment, page F-8
56.	Comment. Please revise to disclose balances of major classes of depreciable assets and land.

Response. As requested by the Staff’s comment, the Company has made revisions to the face of its balance sheet on page F-3.
Revenues and Expense Recognition, page F-9
57.	Comment. Please revise to disclose amounts of revenue recognized on unredeemed gift cards and other advance sale-type certificates for which the likelihood of redemption became remote.

Response. The Company recognized unredeemed gift cards and other advance sale-type certificates as revenue in the amount of $233,000, $3,285,000, $3,374,000 and $4,421,000 during the period from January 1, 2004 to April 1, 2004, the period from April 2, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. As requested by the Staff’s comment, revisions have been made to “Revenue and Expense Recognition” under Note 1 to the Company’s consolidated financial statements on page F-10.
Condensed Consolidated Financial Statements as of September 30, 2005
Note 3 — Investment in National CineMedia, page F-44
58.	Comment. We note that National CineMedia intends to distribute the net proceeds from its IPO to its current owners in connection with modifying payment obligations for network access. Please tell us the nature and terms of this payment modification and how you plan to account for it.

Response. The initial public offering of NCM, Inc. occurred in February 2007, during the Company’s first quarter of fiscal year 2007. Preliminarily, the Company believes that the value received from NCM relating to the modification of the agreement should be accounted for as deferred revenue to be amortized on a units of revenue method. With respect to the value received from NCM related to the sale of units, the Company plans to reduce its investment basis to $0 and account for the additional proceeds as a gain. However, the Company has not completed its final analysis of the transactions including review of the transactions with its auditors. The NCM transactions represent a Type II subsequent event. Revisions have been made to the consolidated financial statements that disclose the nature and terms of the modifications and proceeds received (Note 6 on page F-19 and Note 24 on page F-46).

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
&p;	Attorneys at Law

March 16, 2007
Securities and Exchange Commission
Note 6 — Early Retirement of Long-Term Debt, page F-47
59.	Comment. With respect to your 9 3/4% senior discount notes, a portion of which were redeemed in May 2006, it is unclear whether you classified repayments of accreted interest at the date of redemption in your statement of cash flows as an operating activity pursuant to paragraph 23(d) of SFAS #95. Please advise us supplementally of your classification and the amount of accreted interest repaid.

Response. The Company classified the accreted value of the 9 3/4% senior discount notes retired of $30.3 million, which included approximately $5.3 million of accreted interest, as cash flows used for financing activities in its statement of cash flows for the unaudited interim financial statements for the nine-month period ended September 30, 2006 included in the initial Registration Statement filed by the Company on February 1, 2007. The Company’s subsidiary, Cinemark, Inc., classified the accreted interest that was paid in the same manner in its unaudited interim financial statements for the six and nine-month periods ended June 30, 2006 and September 30, 2006.

After further evaluation, the Company believes that it incorrectly classified the accreted interest as a financing cash flow activity. The Company evaluated the error quantitatively and qualitatively and believes the Company should correct the error as follows:
•	The Company has appropriately classified the accreted interest payment as an operating cash flow activity in the year-ended December 31, 2006 consolidated financial statements of Cinemark Holdings, Inc. filed in the Amendment.

•	Cinemark, Inc. will appropriately classify the accreted interest payment as an operating cash flow activity in the consolidated financial statements for the year-ended December 31, 2006 to be filed on Form 10-K for Cinemark, Inc. Cinemark, Inc. will make the appropriate disclosure about the error that exists within the historical interim statement of cash flows for 2006 second quarter and third quarter interim financial statements on Form 10-Q.

•	As part of filing the Cinemark, Inc. 2007 second quarter and third quarter interim consolidated financial statements on Form 10-Q, Cinemark, Inc. will correct the 2006 presentation and will appropriately disclose the correction to the 2006 period.

A K I N G U M P
S T R A U S S H A U E R & F E L D llp
Attorneys at Law

March 16, 2007
Securities and Exchange Commission
If you have any questions with respect to the foregoing, please call the undersigned at (214) 969-2870.
Sincerely,

AKIN GUMP STRAUSS HAUER & FELD LLP

By:		Terry M. Schpok, P.C., Partner

	By:	/s/ Terry M. Schpok

Terry M. Schpok, President
TMS/klf

cc:		Joshua Ravitz, Securities and Exchange Commission
Juan Migone, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Michael D. Cavalier, Cinemark Holdings, Inc.
D. Rhett Brandon, Simpson Thacher & Bartlett LLP